SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    July 2006

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. RADA Electronic Industries Ltd. Proxy Statement for Annual General Meeting to be held August 15, 2006.

     2.   RADA Electronic Industries Ltd. Proxy Card.

                                                                          ITEM 1

                         RADA ELECTRONIC INDUSTRIES LTD.

                            7 Giborei Israel Street,
                              Netanya 42504, Israel

                           --------------------------

              NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                           --------------------------

         RADA Electronic Industries Ltd. Shareholders:

     We cordially invite you to the 2006 Annual General Meeting of Shareholders to be held at 10 a.m. on Tuesday, August 15, 2006 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

     (1)  To elect two Class A directors for terms expiring in 2009;

     (2)  To elect two outside directors for terms expiring in 2009;

     (3)  To approve the compensation of our outside directors;

     (4) To amend our 2003 Stock Option Plan to provide for the issuance thereunder of an additional 1,500,000 ordinary shares;

     (5)  To increase our authorized ordinary share capital;

     (6) To amend our Articles of Association to add Article 46(c), according to which we will not be required to distribute copies of our annual audited financial statements to our shareholders;

     (7) To authorize Mr. Herzle Bodinger, the Chairman of our Board of Directors, to serve concurrently as our Chief Executive Officer;

     (8) To ratify the reappointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2006 and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee; and

     (9) To review and discuss our auditor's report, and consolidated financial statements for the year ended December 31, 2005.

     The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

     Shareholders of record at the close of business on June 16, 2006 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Annual General Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            By Order of the Board of Directors,
                                            /s/ Herzle Bodinger
                                            Herzle Bodinger,
                                            Chairman of the Board of Directors
Netanya, Israel
July 6, 2006

                         RADA ELECTRONIC INDUSTRIES LTD.
                            7 Giborei Israel Street,
                              Netanya 42504, Israel

                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                   2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

          This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd., to be voted at the 2006 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2006 Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, August 15, 2006 at our offices at 7 Giborei Israel Street, Netanya, Israel.

         This Proxy Statement, the attached Notice of 2006 Annual General Meeting and the enclosed proxy card, as well as our audited financial statements for the year ended December 31, 2005, are being mailed to shareholders on or about July 10, 2006.

Purpose of the Annual General Meeting

          It is proposed that at the Meeting the following resolutions be adopted (i) to elect two Class A directors for terms expiring in 2009; (ii) to elect two outside directors for terms expiring in 2009; (iii) to approve the compensation of our outside directors; (iv) to amend our 2003 Stock Option Plan to provide for the issuance thereunder of an additional 1,500,000 ordinary shares; (v) to increase our authorized ordinary share capital; (vi) to amend our Articles of Association to add Article 46(c), according to which we will not be required to distribute copies of our annual audited financial statements to our shareholders; (vii) to authorize Mr. Herzle Bodinger, the Chairman of our Board of Directors, to serve concurrently as our Chief Executive Officer; and (viii) to ratify the reappointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2006 and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee. In addition, our Directors' Annual Report to Shareholders, auditor's report and consolidated financial statements for the year ended December 31, 2005 will be reviewed and discussed at the Meeting.

          We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Proxy Procedure

          Only holders of record of our ordinary shares, par value of NIS 0.005 per share, as of the close of business on June 16, 2006, are entitled to notice of, and to vote in person or by proxy at, the Meeting.

          Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for directors and FOR each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

          We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

          You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

         As of June 16, 2006, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 26,144,027 ordinary shares. Each ordinary share entitles the holder to one vote.

         The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

         We have received indications from our principal shareholder, Mr. Howard P.L. Yeung, who holds approximately 40% of our issued and outstanding ordinary shares, that he presently intends to vote for all of the nominees for director and in favor of all of the items to be acted upon at the Meeting.

Securities Ownership by Certain Beneficial Owners and Management

         The following table sets forth certain information as of June 16, 2006 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                         Number of           Percentage of
                                      Ordinary Shares          Outstanding
Name of Beneficial Owner           Beneficially Owned (1)   Ordinary Shares (2)
------------------------           ----------------------   -------------------


Howard P.L. Yeung (3)(4)........        20,407,861               59.32%
Kenneth Yeung (3)...............         1,350,086                6.04%
Iroquois Capital LLP (5) .......         1,488,047                5.4%
Smithfield  Fiduciary LLC (6) ..         1,711,190                6.2%
Herzle Bodinger ................          300,000                 1.1%
Adrian Berg (7).................          256,600                 1.0%
Roy Kui Chuen Chan (8)..........          176,600                   *
Ben Zion Gruber (9).............          254,082                 1.00%
Michael Letchinger..............             -                      -
Hava Snir ......................             -                      -
Zvi Tropp  .....................             -                      -
All directors as a group
(10 persons) (10)...............         1,253,082                4.56%

-----------------
*    Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In addition, ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 26,144,027 ordinary shares issued and outstanding as of June 16, 2006.

(3) Of the 20,407,861 ordinary shares, 1,350,086 shares are held by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands. Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

(4) Includes 8,265,306 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.

(5) Includes 218,750 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.50 per share and 333,333 ordinary shares issuable upon currently exercisable convertible notes that were issued in connection with the private placement of our shares in July 2004. In addition, 630,259 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.10 per share that was issued in connection with the private placement of our shares in April 2005.

(6) Includes 400,000 ordinary shares issuable upon the exercise of currently exercisable warrants at an exercise price of $2.50 per share and 609,524 ordinary shares issuable upon the exercise of currently exercisable convertible notes that were issued in connection with the private placement of our shares in July 2004. In addition, includes 472,541 ordinary shares issuable upon the exercise of currently exercisable warrants at an exercise price of $2.10 per share that were issued in connection with the private placement of our shares in April 2005.

(7) Includes 252,000 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $1.34 per share. The options expire in September 2013.

(8) Includes 172,000 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $1.34 per share. The options expire in September 2013.

(9) Includes 204,082 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.00 per share that were issued in connection with the private placement of our shares in June 2002 and 50,000 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.34 per share. Such options expire in September 2013.

(10) Includes 204,082 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2 per share that were issued in connection with a private placement of our shares in June 2002. Such warrants expire on June 30, 2007.

                            I. ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

         The term of office of our two Class A directors, Messrs. Roy Kui Chuen Chan and Ben Zion Gruber, expire as of the Meeting, and they will both be standing for reelection to serve as Class A directors for new terms of three years each.

         Our Board of Directors is divided into three classes: Class A, Class B and Class C. Generally, at each annual meeting one class of directors will be elected for a term of three years. In addition to these three classes of directors, we have two "outside directors" as defined by the Israeli Companies Law, who hold office for a term of three years, which may be extended for only one additional three year period. All the members of our Board of Directors (except the outside directors as detailed in Item 2 below) may be reelected upon completion of their term of office.

         Under a recent amendment to the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have "accounting and financial expertise" (as such term is defined in regulations promulgated under the Israeli Companies Law). In addition, under the

Israeli Companies Law at least one of our outside directors must have "accounting and financial expertise." Our Board of Directors has determined that our Board of Directors will include at least one director who has "accounting and financial expertise" within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that both Mr. Adrian Berg, a member of our Board of Directors, and Mr. Eli Akavia, a nominee for outside director and a proposed audit committee member, have the requisite "accounting and financial expertise."

         The incumbent Class B directors and Class C director will hold office until the 2007 and 2008 Annual General Meetings of Shareholders, respectively, or until their successors are duly elected and qualified. The term of the directors currently serving as Class A directors expires with this Meeting.

         In general, under NASDAQ Marketplace Rules, as of July 31, 2005, a majority of our Board of Directors must qualify as independent directors and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ. However, under an amendment to the NASDAQ Marketplace Rules, foreign private issuers, such as our Company, may follow certain home country corporate governance practices without the need to seek individual exemptions from NASDAQ. Pursuant to this amendment, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law. On May 5, 2005, we provided NASDAQ with a notice of non-compliance with respect to (among other things) the requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors to our Board of Directors. In addition, in accordance with SEC rules, we have the mandated three independent directors, as defined by the SEC and NASDAQ rules, on our audit committee.

         We also do not follow the NASDAQ requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company's articles of association. Our Articles of Association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

         Accordingly our Board of Directors proposes the election of Messrs. Roy Kui Chuen Chan and Ben Zion Gruber, to serve as Class A directors, to hold office for one year until the Annual General Meeting of Shareholders to be held in 2009.

         Should either of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors. Each of the nominees is expected to be available.

         Set forth below is information about each nominee, including age, position(s) held with our Company, principal occupation, business history and other directorships held.

Nominees for Election as Class A Directors for Term Expiring in 2009

         Ben Zion Gruber, 48, has served as a director since 2002, and was elected as a designee of the shareholders (other than Howard Yeung) that participated in our 2002 private placement. Mr. Gruber is founder and manager of several real estate and construction companies and entrepreneur of several hi-tech companies. Mr. Gruber is a Colonel (Res.) of the Israeli Defense Forces serving as Brigadier Commander of Tank Battalion. Mr. Gruber holds an M.A. degree in Behavioral Sciences from Tel Aviv University, a B.Sc. degree in Engineering of microcomputers from "Lev" Technology Institute and is currently studying for his Ph.D. degree in Behavioral Sciences at the University of Middlesex, England. In addition Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship. Mr. Gruber is a member of the Board of Employment Service of the Government of Israel, of the Board of Directors of the Company for Development of Efrat Ltd., of the Board of the Association of Friends of Kefar Shaul Hospital, of the Ethics Committee of the Eitanim and Kefar Shaul hospitals as well as of several other charitable organizations.

         Roy Kui Chuen Chan, 59, has served as a director since November 1997. Mr. Chan is a designee of Horsham Enterprises Ltd. Mr. Chan has been legal consultant to Yeung Chi Shing Estates Limited, a

Hong Kong holding company with major interests in hotels and real estate in Hong Kong, China, the U.S., Canada and Australia, and its international group of companies, since 1984. Mr. Chan presently serves as legal counsel to several Hong Kong companies, including Horsham Enterprises Ltd. Mr. Chan received his qualification as a solicitor and has been a member of the U.K. bar since 1979 after he completed five years of training at Turners Solicitors.

         Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the election of the two nominees for Class A director for terms of three years each.

         The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Directors Continuing in Office

         Herzle Bodinger, 63, has served as a director since 1997. He joined us in May 1997 as the President of our U.S. subsidiary, Rada Electronic Industries Inc., in charge of international marketing activities and was appointed our President and Chief Executive Officer in June 1998. General (Res.) Bodinger has served as Chairman of our Board of Directors since July
1998. General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 through July 1996. During the last 35 years of his service, he also served as a fighter pilot while holding various command positions. General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th
Advanced  Management  Program at Harvard University.   Mr. Bodinger is a Class B
director whose term will expire in 2007.

         Michael Letchinger, 51, has served as a director since November 2004. Mr. Letchinger is a designee of Horsham Enterprises Ltd. Since 2000, Mr. Letchinger has been General Counsel and Senior Vice President-Managing of Potomac Golf Properties, LLC, a company engaged in real estate development and free standing golf facilities. From 1994 to 2000, Mr. Letchinger was General Counsel and Senior Vice President-Managing of Potomac Development Associates, a sister company of Potomac Golf Properties, LLC. Mr. Letchinger holds a B.A. degree in economics from Brandeis University and a JD from University of Chicago Law School. Mr. Letchinger is a Class B director whose term will expire in 2007.

         Adrian Berg, 59, has served as a director since November 1997. Mr. Berg is a designee of Horsham Enterprises Ltd. Since 1976, Mr. Berg has been a chartered accountant and senior partner at the U.K. firm, Alexander & Co., Chartered Accountants. Mr. Berg holds a B.Sc. degree in Industrial Administration from the University of Salford and received his qualification as a fellow of the U.K. Institute of Chartered Accountants in 1973 after he completed three years of training at Arthur Andersen & Co. Mr. Berg is a Class C director whose term will expire in 2008.

Audit Committee

         Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of the controlling shareholder's relatives. In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of which must be independent directors, each of whom is financially literate and satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

         Our Audit Committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our Board of Directors in overseeing the accounting and financial reporting processes of our Company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our Company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

         Our Audit Committee consists of three Board members, two of which satisfy the "independence" requirements of the Securities and Exchange Commission and NASDAQ. We also comply with Israeli law requirements for audit committee members. Our Audit Committee is currently composed of Hava Snir, Zvi Tropp and Ben Zion Gruber. Ms. Snir and Mr. Tropp qualify both as independent directors under the NASDAQ Stock Market requirements and as outside directors under the Israeli Companies Law requirements. Mr. Ben Zion Gruber serves as the third member of our audit committee. The Audit Committee meets at least once each quarter. Our Board of Directors determined that Mr. Zvi Trop meets the definition of an audit committee financial expert, as defined in Item 401(h) of Regulation S-K.

         Under the Israeli Companies Law, neither Ms. Snir or Mr. Tropp are eligible to serves as outside directors after this year. Accordingly, we intend to elect two new outside directors at the Meeting who will also serve on our Audit Committee.

         The responsibilities of the Audit Committee also include approving related-party transactions as required by law. Under Israeli law, an Audit Committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the Audit Committee and at least one of the outside directors was present at the meeting in which an approval was granted.

         The Audit Committee reviewed our audited financial statements for the year ended December 31, 2005 and members of the committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles. Members of the Audit Committee have received from and discussed with the external auditors their written disclosure and letter regarding their independence from our Company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2005.

Compensation

         The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2005.

                                                    Salaries, fees,        Pension, retirement
                                                commissions and bonuses     and similar benefits
                                                -----------------------     --------------------
All directors and executive officers
 as a group, consisting then of 11 persons....         $808,750                   $215,530

         During the year ended December 31, 2005, we paid each of our outside directors a per meeting attendance fee of NIS 1,000 ($217) plus an annual fee of NIS 18,000 ($3,910).

As of December 31, 2005, our directors and executive officers as a group, consisting of eleven persons, held options to purchase an aggregate of 1,374,000 ordinary shares, at exercise prices ranging from $0.69 to $1.34 per share, vesting over three years. These options were issued under our 2003 Stock Option Plan and expire in 2013. In 2005, 144,000 options previously granted under our 1999 Stock Option Plan were cancelled and 53,333 options were forfeited.

Stock Option Plans

1996 Stock Option Plan

         Our 1996 Stock Option Plan, or the 1996 Plan, authorizes the issuance of options to purchase an aggregate of 5,600 ordinary shares to key employees and consultants, including officers and directors of our Company and its subsidiaries, who are in position to contribute significantly to our success in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1996 Plan.

         Options granted under the 1996 Plan may be for a maximum term of ten years from the date of grant. The exercise price of an option granted to an employee may not be less than 60% of the fair market value of our ordinary shares on the date of grant of the option. The exercise price of an option to a non-employee director or consultant may not be less than 80% of the fair market value of our ordinary shares on the date of grant of the option. If any option expires without having been fully exercised, the shares with respect to which such option has not been exercised will be available for future grants.

         Options may not be transferable by the optionee otherwise than by will or the laws of descent and distribution and during the optionee's lifetime are exercisable only by the optionee. Options terminate before their expiration dates one year after the optionee's death while in our employ, three months after the optionee's retirement for reasons of age or disability or involuntary termination of employment other than for cause, and immediately upon voluntary termination of employment or involuntary termination of employment for cause.

         Our Board of Directors may, at its discretion, modify, revise or terminate the 1996 Plan at any time, except that the aggregate number of shares issuable pursuant to options may not be increased (except in the event of certain changes in our capital structure), the eligibility provisions and minimum option price may not be changed, or the permissible maximum term of options may not be increased without the consent of our shareholders.

         The 1996 Plan also contained provisions protecting optionees against dilution of the value of their options in the case of stock splits, stock dividends or other changes in our capital structure, in the event of any proposed reorganization or merger involving our Company or in the event of any spin-off or distribution of assets to our shareholders.

         The Board of Directors or the committee will determine the number of shares covered by each option, and the formulation, within the limitations of the 1996 Plan, of the form of such option.

         As of June 16, 2006, options to purchase 4,400 ordinary shares had been granted to two employees and directors at an average exercise price of $3.84 per share. All of such options are currently exercisable. No options have been exercised to date.

1999 Stock Option Plan

         Our 1999 Stock Option Plan, or the 1999 Plan, provides for the issuance of stock options to purchase an aggregate of 325,200 of our ordinary shares. Options under the 1999 Plan may be issued to key employees and consultants, including officers and directors of our Company and its subsidiaries who, in the judgment of the Board of Directors or, if appointed in the future, a committee which will administer the 1999 Plan, are in a position to contribute significantly to our success. The terms of the 1999 Plan are substantially the same as those of the1996 Plan. As of June 16, 2006, options to purchase 279,000 ordinary shares had been granted to 39 employees at an average exercise price of $2.39 per share. Of such options, options to purchase 250,502 ordinary shares are currently exercisable.

2003 Stock Option Plan

         Our 2003 Stock Option Plan, or the 2003 Plan, provides for the issuance of stock options to purchase an aggregate of 2,000,000 of our ordinary shares. Options under the 2003 Plan may be issued to employees including officers and directors of our Company and its subsidiaries who, in the judgment of the Board of Directors based on the recommendation of our compensation committee, are in a position to contribute significantly to our success. The provisions of our 2003 Plan are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version]. Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2003 Plan will be taxable under the "capital gains path." Pursuant to this path the profit realized by the employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the lapse of such 24 month period, the profit is re-characterized as ordinary income. The Company is not allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income. Otherwise, the terms of the 2003 Plan are substantially the same as those of the 1996 Plan. As of June 16, 2006, 136,003 options have been exercised, 178,497 have been cancelled or forfeited and options to purchase 1,612,502 ordinary shares are currently exercisable.

                      II. ELECTION OF TWO OUTSIDE DIRECTORS
                       (Items 2A and 2B on the Proxy Card)

         The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time. In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of a company's board of directors are of the same gender, then at least one outside director must be of the other gender.

         According to a March 2005 amendment to the Israeli Companies Law, effective as of January 2006 at least one of the outside directors must be an accounting and financial expert and all other outside directors must be professional experts, as such terms are defined by regulations promulgated under the Israeli Companies Law.

         Outside directors are elected by the shareholders. Outside directors serve for an initial three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an outside director ceases to meet the statutory qualifications with respect to his or her appointment or if the outsider director violates his or her duty of loyalty to the company.

         Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all of the outside directors.

         Ms. Hava Snir and Mr. Zvi Tropp were first elected as outside directors in 2000 and were reelected to serve as outside directors of our Company at our 2003 Annual General Meeting of Shareholders for one additional three-year term, following which their service as outside directors may not be extended.

         Accordingly, at the Meeting, shareholders will be asked to elect Ms. Nurit Mor and Mr. Eli Akavia as outside directors of our Company to serve for three-year terms until our 2009 Annual General Meeting of Shareholders or until they or their successors are elected and qualified. Our Board of Directors has determined that each of Ms. Nurit Mor and Mr. Eli Akavia qualifies as an outside director within the meaning of the Israeli Companies Law. Our Board of Directors has further determined that Mr. Eli Akavia qualifies as an accounting and financial expert and that Ms. Nurit Mor qualify as professional expert, as such terms are defined by regulations promulgated under the Israeli Companies Law.

         Set forth below is information about each of the nominees for outside director, including principal occupation, business history and other directorships held (if any).

         Eli Akavia, 58, has since August 2002 served as an independent consultant for accounting and audit matters. From 1979 to 2002 Mr. Akavia served as partner in various positions in Luboshitz Kasierer, currently a member firm of Ernst & Young International. Since June 2004, Mr. Akavia has served as a director of Eden Springs Ltd., and since December 2003 Mr. Akavia has served as a director of On Track Innovation Ltd., both public Israeli companies. Mr. Akavia has been a Certified Public Accountant (Israel) since 1975 and holds a B.Sc. degree in Mathematics and Economics from the Hebrew University in Jerusalem and an M.B.A. degree from the Tel Aviv University.

         Nurit Mor, 63, has since September 2005 served as an outside director of Aspen Real Estate Ltd. and from May 2004 Ms. Mor has served as an outside director of I.B.I Investment House Ltd., both public Israeli companies. From 1973 to 2003 Ms. Mor served in various positions with the Bank of Israel, including director of public complaints and customer relations. Ms. Mor holds a B.A. degree in Economics and Statistics and an M.A. in Business Administration from the Hebrew University, Jerusalem, and an M.A. degree in Labor Studies form the Tel Aviv University.

         The election of each of the nominees for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our Company.

         We are not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as an outside director. In the event that either of the named nominees for outside director would be unable to serve, the proxies will be voted for the election of such other person or persons as shall be nominated by the independent directors of our Company and ratified by our Board of Directors.

         The Board of Directors recommends a vote FOR the election of each of the nominees for outside director.

                   III. COMPENSATION OF OUR OUTSIDE DIRECTORS
                           (Item 3 on the Proxy Card)

         The Israeli Companies Law provides that outside directors are entitled to receive compensation and reimbursement of expenses pursuant to regulations promulgated under the Israeli Companies Law. Pursuant to such regulations, companies whose shares are traded on an exchange outside Israel, such as our Company, where the foreign (non-Israeli) law imposes additional obligations on outside directors more burdensome than those imposed under Israeli law, may pay their outside directors a maximum annual directors fee of NIS 100,000, (approximately $22,000) per annum, and a maximum attendance fee of NIS 3,000, (approximately $667) per meeting, in both instances linked twice yearly to the Israeli Consumer Price Index. In addition, pursuant to the regulations, a company can grant options to its outside directors, provided that certain provisions are met.

         Pursuant to the Israeli Companies Law, the terms of compensation for directors of a public company, such as our Company require approval of the Audit Committee, Board of Directors and shareholders, in that order. At this Meeting two new outside directors are proposed for election. The Audit Committee and the Board of Directors recommend that at the Meeting the shareholders authorize the Company to pay our outside directors an annual directors' fee of NIS 20,000, (approximately $4,450) and an attendance fee of NIS 1,200 (approximately $270) per meeting attended, in compliance with the regulations under the Israeli Companies Law regarding outside directors. VAT will be added to the fees, and such fees will be linked to the Israeli Consumer Price Index twice a year. Our Audit Committee and Board of Directors have approved such fees, subject to the approval of the shareholders at the Meeting. In addition, our Audit Committee and Board of Directors determined that when we meet all the requirements under the Israeli Companies Law and the regulations promulgated pursuant thereto, we will grant each of our outside directors options to purchase our ordinary shares. The number of options to be granted to each director will equal the average number of options previously granted to other members of our Board of Directors, but in no event will a grant exceed options to purchase 75,000 shares. The exercise price per share will be the higher of the closing price of our shares on the date of grant or the average closing price of our shares during the thirty (30) trading days immediately prior to the date of grant. Such options, when and if granted, will vest, in equal monthly installments, commencing on the date of grant and ending upon the termination of the outside directors terms. All of the terms of our 2003 Stock Option Plan will apply to these options.

         It is therefore proposed that at the Meeting the following resolution be adopted:

                   "RESOLVED, that the Company is authorized to pay its outside directors an annual directors' fee of NIS 20,000, (approximately $4,450) and an attendance fee of NIS 1,200,

         (approximately $270) per meeting attended, in accordance with applicable law and regulations. Further, and subject to fulfillment of all the conditions required under the Israeli Companies Law and the regulations promulgated pursuant thereto, to approve the grant of options to purchase ordinary shares of the Company in an amount equal to the average number of options previously granted to other members of our Board of Directors, but in no event will a grant exceed options to purchase 75,000 ordinary shares. The exercise price per share will be the higher of the closing price of the Company's ordinary shares on the date of grant or the average closing price of the ordinary shares during the thirty (30) trading days immediately prior to the date of grant. Such options, when and if granted, will vest, on equal monthly installments, commencing on the date of grant and ending upon the termination of the outside directors terms, and will be subject to all other terms of the Company's 2003 Stock Option Plan."

         The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

         The Board of Directors recommends a vote FOR approval of the foregoing resolution.

           IV. APPROVAL OF AN AMENDMENT TO OUR 2003 STOCK OPTION PLAN
                  TO PROVIDE FOR THE ISSUANCE THEREUNDER OF AN
                      ADDITIONAL 1,500,000 ORDINARY SHARES
                           (Item 4 on the Proxy Card)

         Our 2003 Stock Option Plan, or the 2003 Plan, which we adopted in 2003, authorized the grant of options to purchase up to 2,000,000 of our ordinary shares.

         As of the date of this Proxy Statement, only 23,100 ordinary shares are available for future option grants under the 2003 Plan.

         Subject to the approval by our shareholders of an increase in our authorized ordinary share capital, our Board of Directors believes that it is necessary to increase the number of ordinary shares issuable under the 2003 Plan by an additional 1,500,000 ordinary shares, so that we continue to have the ability to grant options under the 2003 Plan in order to attract and retain talented personnel.

         Accordingly, at the Meeting, shareholders will be asked to amend the 2003 Plan to provide for the issuance thereunder of an additional 1,500,000 ordinary shares.

         It is therefore proposed that at the Meeting the following resolution be adopted:

                  "RESOLVED, to amend the Company's 2003 Stock Option Plan to provide for the issuance thereunder of an additional 1,500,000 ordinary shares."

         The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

         The Board of Directors recommends a vote FOR approval of the foregoing resolution.

                V. INCREASE OUR AUTHORIZED ORDINARY SHARE CAPITAL
                           (Item 5 on the Proxy Card)

         Our current authorized and registered ordinary share capital is NIS 237,500, divided into 47,500,000 ordinary shares of NIS 0.005 par value each. At present, we have 26,144,027 ordinary shares outstanding and 20,214,351 ordinary shares reserved for issuance pursuant to existing convertible notes, options and warrants. Accordingly, we need to increase our authorized share capital to permit the grant of additional options under our 2003 Option Plan, as amended at the Meeting and to provide us with the ability to issue additional shares for general corporate purposes. Our Board of Directors has unanimously adopted a resolution recommending that our shareholders increase our authorized ordinary share capital by NIS 7,500 divided into 1,500,000 ordinary shares of NIS 0.005 par value each and amend our Memorandum of Association and Articles of Association to reflect such increase.

         It is proposed that at the Meeting the shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of us and of our shareholders:

                  "RESOLVED, that our Memorandum of Association and Articles of Association be amended to increase our authorized and registered ordinary share capital to 1,500,000 ordinary shares of NIS 0.005 par value each."

         The affirmative vote of the holders of 75% of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to approve the increase of the authorized share capital of the Company and the amendment of the Memorandum of Association and Articles of Association to reflect the same.

         The Board of Directors recommends a vote FOR the increase of the authorized share capital of the Company.

          VI. APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION,
        ACCORDING TO WHICH WE WILL NOT BE REQUIRED TO DISTRIBUTE COPIES
         OF OUR ANNUAL AUDITED FINANCIAL STATEMENTS TO OUR SHAREHOLDERS
                           (Item 6 on the Proxy Card)

         The Israeli Companies Law provides that companies whose shares are traded only on an exchange outside Israel, such as our Company, are required, unless its articles of association indicates otherwise, to distribute copies of their annual audited financial statements to their shareholders.

         Our Board believes that since our audited financial statements are available on our website (www.rada.com) and on the SEC website (www.sec.gov), as part of our Annual Report on Form 20-F, and will be sent to shareholders upon written request, it is in the best interest of the Company to reduce the considerable costs associated with mailing of the audited financial statements by adding a new Article 46(c) to our Articles of Association, to provide that we will not be required to distribute copies of our annual audited financial statements to our shareholders.

         It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

                  "RESOLVED, that Article 46(c) be added to our Articles of Association, and will provide as follows: "The Company will not be required to distribute copies of its annual audited financial statements to its shareholders."

         The affirmative vote of the holders of 75% of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to approve the amendment of the Articles of Association.

         The Board of Directors recommends a vote FOR the proposal to amend the Company's Articles of Association by adding Article 46(c).

               VII. AUTHORIZATION OF THE CHAIRMAN OF OUR BOARD OF
           DIRECTORS TO SERVE CONCURRENTLY AS CHIEF EXECUTIVE OFFICER
                           (Item 7 on the Proxy Card)

         The Israeli Companies Law provides that the chairman of the board of directors of a public company may not hold the office of chief executive officer or exercise any of the powers of the chief executive officer (as determined by the Israeli Companies Law). However, the Israeli Companies Law also provides that the general meeting of shareholders may authorize the chairman of the board to serve as the chief executive officer of such public company for a period of up to three years, commencing on the date of such authorization. Effective June 1, 2006, Mr. Herzle Bodinger, temporarily assumed the duties of Chief Executive Officer upon the resignation of our then Chief Executive Officer. The Audit Committee and our Board of Directors believes that it is in the best interests of our Company and its shareholders that it be granted authority to appoint Mr. Herzle Bodinger as Chief Executive Officer, while he concurrently serves as the Chairman of our Board of Directors. The authorization will be for a term not exceeding three years.

         It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

                  "RESOLVED, that the Board of Directors is authorized to appoint Mr. Herzle Bodinger to serve as both Chairman of the Board of Directors and our Chief Executive Officer for a term not to exceed three years."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, will be necessary for shareholder approval of the foregoing resolution, provided that either (i) such majority vote includes at least two-thirds of the ordinary shares represented at the Meeting in person or by proxy that are held by non-controlling shareholders (excluding the votes of the abstaining shareholders); or (ii) the total shareholdings of the non-controlling shareholders who vote against the proposal do not represent more than 1% of the voting rights in our company.

         The Board of Directors recommends a vote FOR approval of the forgoing resolution.

                          VIII. APPOINTMENT OF AUDITORS
                           (Item 8 on the Proxy Card)

         Our Board of Directors first appointed Luboshitz Kasirer, independent certified public accountants in Israel, then a member firm of Arthur Andersen, as our auditors in 1999 and has reappointed the firm, which was merged into Kost Forer Gabbay & Kasierer, and is now a member firm of Ernst & Young Global, as our auditors since such time. Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates except as auditors. As a result of Kost Forer Gabbay & Kasierer's knowledge of our operations, our Audit Committee and Board of Directors are convinced that such firm has the necessary personnel, professional qualifications and independence to act as our auditors. Our Board of Directors has again recommended, pursuant to the recommendation of our Audit Committee, that Kost Forer Gabbay & Kasierer be selected as our auditors for the fiscal year ending December 31, 2006 and recommends that the shareholders ratify and approve the selection. The remuneration of Kost Forer Gabbay & Kasierer will be determined by our Board of Directors pursuant to the recommendation of our Audit Committee.

         The following resolution will be offered by the Board of Directors at the Meeting:

                  "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as the independent registered public accountants of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2006, and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

Fees Paid to Independent Public Accountants

         The following table sets forth, for each of the last two fiscal years, fees paid to our independent public accountants.

                               Year Ended December 31,   Year Ended December 31,
                                        2005                      2004
                               -----------------------   -----------------------
   Audit Fees..............           $77,500                    $66,000
   Audit-Related Fees......            $7,500                          -
   Tax Fees................                 -                          -
   All Other Fees..........                 -                          -
                                      -------                    -------
       Total  .............           $85,000                    $66,000


Audit Committee Pre-Approval Policies and Procedures

         Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent registered public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

          IX. REVIEW AND DISCUSSION OF OUR AUDITOR'S REPORT, DIRECTORS' REPORT, AND THE CONSOLIDATED FINANCIAL STATEMENTS

         At the Meeting, our Auditor's Report, Directors' Report, and the Consolidated Financial Statements for the year ended December 31, 2005 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

OUR CHAIRMAN'S LETTER TO SHAREHOLDERS AND AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 ARE ENCLOSED HEREWITH. COPIES OF THE ANNUAL REPORT WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE MEETING, UPON WRITTEN REQUEST TO: RADA ELECTRONIC INDUSTRIES LTD., 7 GIBOREI ISRAEL STREET, POLEG INDUSTRIAL ZONE, NETANYA, ISRAEL, ATTENTION: ELAN SIGAL, CHIEF FINANCIAL OFFICER.


                                By Order of the Board of Directors,
                                /s/ Herzle Bodinger
                                Herzle Bodinger,
                                President and Chairman of the Board of Directors

Dated: July 6, 2006

                                                                          ITEM 2

                       RADA ELECTRONIC INDUSTRIES LIMITED

                             7 GIBOREI ISRAEL STREET
                              NETANYA 42504, ISRAEL


           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Herzle Bodinger and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.005 per share, of RADA Electronic Industries Limited (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, August 15, 2006 at 10:00 a.m. at the principal offices of the Company, 7 Giborei Israel Street, Netanya 42504, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION
IS GIVEN, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR AND ALL OF THE PROPOSALS SET FORTH ON THE REVERSE.



                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                       RADA ELECTRONIC INDUSTRIES LIMITED

                                 August 15, 2006

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND
                          "FOR" ALL OF THE PROPOSALS.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
------------------------------------------------------------------------------

1.       To elect two Class A Directors for terms expiring in 2009.

[ ] FOR ALL NOMINEES                               NOMINEES:
                                                   ( ) BEN ZION GRUBER
[ ] WITHHOLD AUTHORITY FOR ALL NOMINEES            ( ) ROY KUI CHUEN CHAN

[ ] FOR ALL EXCEPT
      (See instructions below)



INSTRUCTION:     To withhold authority to vote for any individual  nominee(s),
------------     mark "FOR ALL EXCEPT" and fill in the circle next to each
                 nominee you wish to withhold, as shown here: (X)


2A.      To elect Eli Akavia as an outside director.

         [ ] FOR         [ ] AGAINST          [ ] ABSTAIN

2B.      To elect Nurit Mor as an outside director.

         [ ] FOR         [ ] AGAINST          [ ] ABSTAIN

3.       To approve compensation for the Company's outside directors.

         [ ] FOR         [ ] AGAINST          [ ] ABSTAIN


4. To amend the Company's 2003 Stock Option Plan to provide for the issuance thereunder of an additional 1,500,000 ordinary shares.

         [ ] FOR         [ ] AGAINST          [ ] ABSTAIN

5.       To increase the Company's authorized ordinary share capital.

         [ ] FOR         [ ] AGAINST          [ ] ABSTAIN

6. To amend the Company's Articles of Association to add Article 46(c), according to which the Company will not be required to distribute copies of its annual audited financial statements to its shareholders.

         [ ] FOR         [ ] AGAINST          [ ] ABSTAIN

7. To authorize Mr. Herzle Bodinger, the Company's Chairman of the Board of Directors, to serve concurrently as the Company's Chief Executive Officer.

         [ ] FOR         [ ] AGAINST          [ ] ABSTAIN

8. To ratify the reappointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2006 and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee.

         [ ] FOR         [ ] AGAINST          [ ] ABSTAIN

     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder _______ Date _____
Signature of Shareholder _______ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                   (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: July 12, 2006